SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                           ------------------------------

                                    SCHEDULE 13D
                                   (Rule 13d-101)

    INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                Kiewit Materials Company
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                                   (Name of Issuer)

                              Common Stock $0.01 Par Value
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                            (Title of Classes of Securities)

                                         N/A
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                                     (CUSIP Number)

                                Michael F. Norton, Esq.
                                     Kiewit Plaza
                                 Omaha, Nebraska 68131
                             Telephone Number: (402) 342-2052
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                    (Name, Address, and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                  September 30, 2000
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                  (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                           (Continued on following pages)

                                (Page 1 of 4 Pages)



CUSIP No.     N/A                      13D                  Page 2 of 4 Pages


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Kenneth E. Stinson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  _____
                                                              (b)  _____

3     SEC USE ONLY

4     SOURCE OF FUNDS*
          OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                _____

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

NUMBER OF              7     SOLE VOTING POWER
SHARES                          2,880,492
BENEFICIALLY           8     SHARED VOTING POWER
OWNED BY                        0
EACH                   9     SOLE DISPOSITIVE POWER
                                2,880,492
REPORTING             10     SHARED DISPOSITIVE POWER
PERSON WITH                     0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,880,492

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                            _____

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.93%

14     TYPE OF REPORTING PERSON*
            IN



CUSIP No.     N/A                       13D                Page 3 of 4 Pages


Item 1.     Security and Issuer.

     The class of securities to which this statement relates is the $0.01 par value Common Stock ("Materials Stock") of Kiewit Materials Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Kiewit Plaza, Omaha, Nebraska 68131.

Item 2.     Identity and Background.

     This statement is being filed by Kenneth E. Stinson, an individual ("Investor"), whose business address is Kiewit Plaza, Omaha, Nebraska 68131. The Investor is the President and Chief Executive Officer of Peter Kiewit Sons', Inc. ("PKS"), and conducts his employment at PKS' principal executive offices located at Kiewit Plaza, Omaha, Nebraska 68131. The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

     The Investor acquired his Materials Stock through a stock dividend and exchange offer in connection with a transaction (the "Transaction") separating the construction business and the materials business of PKS into two independent companies. The Transaction is described in the Registration Statements filed by the Issuer and PKS on Form S-4 (Registration No. 333-30760 and 333-30768) and the Form 10 filed by the Issuer (Registration No. 000-29619).

Item 4.     Purpose of Transaction.

     The Investor acquired his Materials Stock for investment purposes.

Item 5.     Interest in Securities of the Issuer.

     The Investor is the beneficial owner of 2,880,492 shares of Materials Stock, including 766,773 shares held in trusts, for which the Investor is the trustee with sole voting and investment powers. This amount represents 7.93% of the issued and outstanding Materials Stock. The Investor retains both voting and investment power over such shares of Materials Stock. The Investor acquired his Materials Stock on September 14, 2000 and September 30, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None, except as otherwise specified in the Issuer's Restated Certificate of Incorporation.



CUSIP No.     N/A                       13D                 Page 4 of 4 Pages


Item 7.     Material to be Filed as Exhibits.

     None.



                                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   October 2, 2000
                                          -----------------------------------
                                                        (Date)

                                                /s/ Kenneth E. Stinson
                                          -----------------------------------
                                                      (Signature)

                                                    Kenneth E. Stinson
                                          -----------------------------------
                                                        (Name)